1612 E. Cape Coral Parkway

Cape Coral, FL 33904

T: 239.542.0643

F: 239.540.6501

December 20, 2017

VIA EDGAR CORRESPONDENCE

Mr. Larry Spirgel

Assistant Director

Mail Stop 3720

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Legacy Education Alliance, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 31, 2017
File No. 000-55790

Dear Mr. Spirgel:

Set forth below is the response of Legacy Education Alliance, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 13, 2017, with respect to the above referenced Form 10-K for the year ended December 31, 2016, filed on March 31, 2017.

Response to the Staff’s comment are set forth below and are keyed to the numbered comment in the comment letter. For your convenience, we have also included the text of the Staff’s comment in bold, followed by the Company’s response.

1.	In future filings, please revise to provide individual descriptions of each director’s or nominee’s business experience to discuss his or her “experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant…in light of the registrant’s business and structure.” It is not sufficient to provide such disclosure on a group basis. Refer to Item 401(e) of Regulation S-K and Question 116.5 of Regulation S-K Compliance & Disclosure Interpretations.

Response

The Company confirms that it will comply with the Staff’s comment in future filings. Specifically, the Company will provide individual descriptions of each director’s or nominee’s business experience to discuss his or her experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant in light of the registrant’s business and structure, and that the Company will not provide such disclosure on a group basis.

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Please direct any comments or questions regarding this filing to the undersigned at (239) 443 1665.

Sincerely,

/s/ CHRISTIAN A. J. BAEZA
Christian A. J. Baeza
Chief Financial Officer

cc:	James E. May
Legacy Education Alliance, Inc.

Gregory C. Yadley
Shumaker, Loop & Kendrick, LLP

Steven Vertucci
MaloneBailey, LLP